Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	September 30,
	2009	2008

Income from continuing operations before income tax	$174,856	$118,369

Add:
Fixed charges	76,888	70,774
Amortization of capitalized interest	2,208	1,772

Less:
Interest capitalized	3,810	2,838
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$250,142	$188,077

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$58,551	$53,219
Interest capitalized	3,810	2,838
Portion of rent expense representative of interest (30%)	14,527	14,717

Fixed charges	$76,888	$70,774

Ratio of earnings to fixed charges	3.25	2.66

Deficiency of earnings to cover fixed charges	$—	$—